UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2024

Commission File Number: 001-38376

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Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

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Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

 CENTRAL PUERTO S.A

Minutes of Central Puerto’s Statutory Audit Committee dated August 8, 2024

In the City of Buenos Aires, on March 8, 2024, at 3 p.m., the members of the Statutory Audit Committee of Central Puerto S.A. (the “Company”), César Halladjian, Eduardo Erosa and Juan Nicholson meet to consider the (...) first item on the Agenda: 1. CONSIDERATION OF THE INCOME STATEMENT, COMPREHENSIVE INCOME STATEMENT, BALANCE SHEET, STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, CASH FLOW STATEMENT, SUPPLEMENTARY NOTES AND ANNEXES AND BRIEF FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2024. ISSUANCE OF THE STATUTORY AUDIT COMMITTEE’S REPORT. Mr. Halladjian takes the floor and states that the Statutory Audit Committee must give an opinion on the Income Statement, the Comprehensive Income Statement, the Balance Sheet, the Statement of Changes in Shareholders’ Equity, the Cash Flow Statement, Supplementary Notes and Annexes and the Brief for the six-month period ended June 30, 2024. After a brief exchange of ideas and taking into account the clarifications and information provided by the Company’s Board of Directors, the members of the Statutory Audit Committee unanimously DECIDE to approve the contents of the Report issued by the Statutory Audit Committee, which is transcribed hereinbelow, and to delegate the task of signing the document to Mr. Cesar Halladjian:

STATUTORY AUDIT COMMITTEE’S REPORT

To the Shareholders of

CENTRAL PUERTO S.A.

Introduction

1. Pursuant to the regulations set forth in Subsection 5, Section 294 of the Argentine Business Entities Act No. 19 950 as amended (the “Business Entities Act”) and the Listing Regulations of Bolsas y Mercados Argentinos S.A. for the ‘Authorization, Suspension, Withdrawal and Cancellation of the listing of Securities’ (“BYMA Listing Regulations”), we have examined the attached individual and consolidated financial statements of CENTRAL PUERTO S.A. and its subsidiaries, which are attached herein and which include: (a) the individual and consolidated balance sheet as of June 30, 2024, (b) the individual and consolidated income and comprehensive income statement for the six-month period ended June 30, 2024, and the consolidated statement of changes in shareholders’ equity as of June 30, 2024 and the individual and consolidated cash flow statement for the six-month period ended June 30, 2024 and (c) a summary of the significant accounting policies and other explanatory information. The above-mentioned documents are the responsibility of the Company’s Board of Directors in the execution of its exclusive duties.

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Scope of the work

2. Our work consisted of verifying that the information contained in the mentioned financial statements was consistent with the information about the Company’s decisions which were stated in the records, and that those decisions complied with the law and the Bylaws, both regarding formal and documentary requirements. For the purpose of performing this task, we have considered the independent auditor’s reports by the external auditor Pablo Decundo, member of the firm Pistrelli, Henry Martin y Asociados S.R.L. Such reports dated August 8, 2024 were issued in compliance with the International Standard on Review Engagement 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the International Auditing and Assurance Standards Board (“IAASB”). We have not performed any management control, and therefore, we have not assessed the criteria and business decisions regarding the administration, financing, commercialization and production, since it is the Board who bears exclusive responsibility for these matters. Therefore, our responsibility is limited to state an assessment regarding those documents and it is not extended to acts, omissions or circumstances that we do not know, or that could not be inferred from the analysis of the information received by this Statutory Audit Committee during the execution of its duties. We consider that our work and the external auditor’s reports are a reasonable ground on which we can base our report.

Conclusion

3. Based on our review and the reports dated August 8, 2024, issued by accountant Pablo Decundo, as member of the firm Pistrelli, Henry Martin y Asociados S.R.L, which review and reports were mentioned in paragraph 1, we found no evidence to conclude that the condensed interim financial statements mentioned in paragraph 1 were not prepared, in all their significant aspects, pursuant to the relevant regulations established in the Business Entity Act and Comisión Nacional de Valores (Argentine Securities Commission) and IAS 34.

Report on other legal and regulatory requirements

4. Pursuant to current regulations, we inform that:

a) The individual and consolidated financial statements indicated in paragraph 1 arise from accounting records carried, in their formal aspects, pursuant to the legal provisions in force.

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b) The individual and consolidated financial statements indicated in paragraph 1 are recorded in the Inventory Book and comply with the Business Entities Act and the relevant resolutions by the Argentine Securities Commission, to the scope of our competence.

c) We have read the “Brief for the periods ended June 30, 2024, 2023, 2022, 2021 and 2020” and regarding our scope of work, we have no observations to make.

d) It is hereby expressed that the Company has complied with the provisions by Section 294 of the Business Entities Act which were considered necessary pursuant to the circumstances, in order to verify the compliance by the Company’s governing bodies with the Business Entities Act, the Bylaws and the decisions adopted at Shareholders’ Meetings, and there are no observations to be made.

City of Buenos Aires, August 8, 2024.

By the Statutory Audit Committee

CÉSAR HALLADJIAN

Statutory Auditor

The signing of the Financial Statements and the Statutory Audit Committee’s Report is delegated to Mr. Cesar Halladjian unanimously. (…) After that and there being no further business to come before the meeting, the meeting is adjourned at 3.30 p.m.

César Halladjian                                                 Eduardo Erosa                                                Juan Nicholson

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: August 19, 2024	By:	/s/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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